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[GRAPHIC OMITTED]                                               NEWS RELEASE
[LOGO - IPSCO]

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FOR IMMEDIATE RELEASE

                   IPSCO COMMENTS ON RATING AGENCIES' ACTIONS

[Lisle, Illinois], [November 5, 2002] - IPSCO Inc. (NYSE/TSX:IPS) reported today that Standard & Poor's and Dominion Bond Rating Service have lowered their ratings on IPSCO's debt securities. Both services cited continuing demand weakness for IPSCO's core products.

"While we are disappointed about the rating decisions, we understand the changes as they are based on past results from a very challenging period in our markets," said Bob Ratliff, Vice President and Chief Financial Officer. "This period was also heavily influenced by the emergence of the Mobile Steelworks from the commissioning process. We have now turned that corner and are positioned to continue to generate positive free cash flow. We are also pleased that Dominion Bond Rating Service continues to regard IPSCO as investment grade, based in large part on a strong balance sheet and more than sufficient access to liquidity, regardless of how the markets perform in the near term. IPSCO continues to meet all of its financial covenants under its current outstanding financing arrangements, and the ratings will not result in additional finance expenses under these facilities."

The corporate credit and senior unsecured debt ratings were lowered by Standard & Poor's from BBB- to BB+. The preferred stock rating was reduced to P-4 (high) on the Canadian scale (B+ Global scale) from P-3 (BB). Standard & Poor's has removed IPSCO from its CreditWatch. Dominion Bond Rating Service lowered the unsecured debentures and preferred shares to BBB and Pfd-3 from BBB (high) and Pfd-3 (high) respectively. While Dominion Bond Rating Service states that the trend remains negative, Standard & Poor's states that the outlook is stable.

For further information on IPSCO, please visit the company's web site at WWW.IPSCO.COM.


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THIS NEWS RELEASE CONTAINS FORWARD-LOOKING INFORMATION WITH RESPECT TO IPSCO
INC.'S OPERATIONS AND BELIEFS. ACTUAL RESULTS MAY DIFFER FROM THESE FORWARD-LOOKING STATEMENTS DUE TO NUMEROUS FACTORS INCLUDING POTENTIAL MARKETS AND DEMAND FOR THE MATERIALS PRODUCED, LEVELS OF POTENTIAL IMPORTS, PRODUCTION LEVELS, MARKET FORCES, DOMESTIC PRICING OF STEEL PRODUCTS, TRADE LAWS, PRICING OF ENERGY AND RAW MATERIAL INPUTS, AND OUTCOME OR TRADE AND SAFEGUARD CASES. THESE AND OTHER FACTORS ARE OUTLINED IN IPSCO INC.'S REGULATORY FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THOSE IN IPSCO INC.'S ANNUAL REPORT FOR 2001, ITS MD&A AND FORM 40-F.


Company Contact:
Bob Ratliff
Vice President and Chief Financial Officer
IPSCO
Tel. (630) 810-4769 Release #02-31



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